

November 25, 2014

Via E-mail
Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316

> **Re: Goodyear Tire & Rubber Co**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 13, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 29, 2014**
> **Response dated November 21, 2014**
> **File No. 1-01927**

Dear Ms. Thompson:

We have reviewed your response letter dated November 21, 2014, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2014
Note 11. Commitments and Contingent Liabilities, page 19

1. We note your response to comment 2 in our letter dated November 7, 2014. While we appreciate that you began including the nature of the Greek Labor Cases in your footnote disclosures, there is a concern regarding compliance with ASC 450-20-50-3 and ASC 450-20-50-4. Please expand your conclusion that you do not expect the outcome of this matter to materially impact your results of operations to your financial position and cash flows. If it is reasonably possible that the amount of loss in excess of accrual could materially impact your results of operations, financial position, and/or cash flows; please disclose the range of reasonably possible loss in excess of accrual or disclose that you are unable to make such an estimate. Please provide us with the footnote disclosure you intend to include in your fiscal year 2014 Form 10-K in response to this comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief